Exhibit (a)(5)



                           TREATMENT OF CLAYTON HOMES
                            STOCK OPTIONS PURSUANT TO
                              MERGER AGREEMENT WITH
                               BERKSHIRE HATHAWAY

                                  April 1, 2003

The Merger Agreement with Berkshire Hathaway provides that prior to the closing of the merger, Clayton Homes (the "Company") will offer to each holder of Company stock options, other than holders of unvested stock options granted under the Company's 1996 Outside Directors Equity Plan, the right to terminate all of his or her options in exchange for cash. Unvested stock options granted under the 1996 Outside Directors Equity Plan will not be included in the offer and will terminate, in accordance with their terms, at the effective time of the merger. The Merger Agreement permits the Company to pay up to $19.5 million for options included in the offer. The Company has allocated that amount to each of the 5,928,468 outstanding options included in the offer using an objective formula that takes into account the option price, the duration of the option and whether the option is or is not vested. For any vested option for which the spread ($12.50 minus the option price) is greater than the value derived by the formula, the option holder will receive the spread. We expect that the Merger Agreement will be available for public access within the next two days through the Securities and Exchange Commission's web site, www.sec.gov. Exhibit B to that Agreement states the expected offer price for each class of outstanding options.

The Company expects to make the offer to the option holders by means of a written tender offer statement to be filed by the Company with the Securities and Exchange Commission. Each option holder should review the tender offer statement carefully before deciding whether to accept the Company's offer because that document will contain important information regarding the offer. The Company will make the statement available to all option holders at no expense to them. The statement will also be available at no charge at the SEC's web site, www.sec.gov. Prior to the mailing of the tender offer document, securities laws restrict the Company's ability to discuss the tender offer.